United States securities and exchange commission logo





                           September 22, 2022

       Kedar Upadhye
       Chief Financial Officer
       ReNew Energy Global plc
       c/o Vistra (UK) Ltd
       3rd floor, 11-12 St James's Square
       London SWIY 4LB, United Kingdom

                                                        Re: ReNew Energy Global
plc
                                                            Form 20-F for the
Fiscal Year ended March 31, 2022
                                                            Filed July 25, 2022
                                                            File No. 001-40752

       Dear Mr. Upadhye:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended March 31, 2022

       Operating and Financial Review and Prospects, page 77
       Non-IFRS Financial Measures, page 88

   1. We note that you present the non-IFRS measures of Adjusted EBITDA and Cash Flow to
                                                        Equity (CFe) as
performance measures, although you reconcile Adjusted EBITDA from your measure of "Total
Income," which is predominantly revenue and other income, and you reconcile CFe from
your non-IFRS measure of Adjusted EBITDA.

                                                        Please refer to Item
10(e) of Regulation S-K, applicable via General Instruction C(e) to
                                                        Form 20-F, for guidance
on disclosures of non-GAAP measures. Under this guidance you should present the most
directly comparable IFRS financial measure with equal or greater prominence, and provide
a reconciliation from this measure to your non-IFRS measure.
 Kedar Upadhye
ReNew Energy Global plc
September 22, 2022
Page 2
         We believe that you should revise your presentation of such non-IFRS measures to identify IFRS Net Loss as the most directly comparable IFRS financial measure, and reconcile each of your non-IFRS measures from IFRS Net Loss, for each period.

         For the Adjusted EBITDA measure, please also disclose the reasons for the $36 million adjustment - share based payment expense, which appears to be a portion of the listing and related expenses of $139 million reported on page F-6, to clarify how it has been derived and how it is meaningful in presenting your non-IFRS measure.

         For the CFe measure, please also disclose the reasons for the $75 million adjustment -
         normalized loan repayment, which is described on page 90 as "repayment of scheduled payments as per the loan agreement," to clarify how it has been derived and is meaningful in presenting your non-IFRS measure, also clarifying how it compares to, and is more meaningful than, the actual loan repayment amounts, in your view.
Note 18. Interest-Bearing Loans and Borrowing, page F-61
(ii) Compulsorily Convertible Debentures, page F-61

2. For each compulsorily convertible debenture (CCD) outstanding at March 31, 2022 and
         March 31, 2021, please expand your disclosures pertaining to the terms of conversion to address the following points:

                Quantify the number of shares that would need to be issued to settle the outstanding balance of the CCD at the end of each period.

                Describe the conversion provisions and specify the periods and the fixed and/or variable conversion terms that would apply.

                Expand footnote * to the terms of conversion table as necessary to clarify the significance of the 1:1 conversion ratio.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameKedar Upadhye                                Sincerely,
Comapany NameReNew Energy Global plc
                                                               Division of
Corporation Finance
September 22, 2022 Page 2                                      Office of Energy
& Transportation
FirstName LastName